Mail Stop 4561

March 25, 2009

Kevin B. Thompson, President, COO, and CFO
SolarWinds, Inc.
3711 South MoPac Expressway
Building Two
Austin, Texas 78746

> **Re: SolarWinds, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 6, 2009**
> **File No. 333-149851**

Dear Mr. Thompson:

We have reviewed the above-captioned filing and your responses to our letter dated January 28, 2009, and have the following comments.

General

1.   The last paragraph on page 25 states that potential investors "assume sole responsibility" for reliance on the Gartner Report "in making any decision, including any investment decision," and that you "have not independently verified and cannot guarantee the accuracy or completeness of the information." In addition, paragraphs (b), (d), and (e) of Exhibit 99.2 attempt to release Gartner, Inc. from liability and responsibility for the Gartner Material. Please provide us with analysis supporting your conclusion that such statements are consistent with the liability provisions of the Securities Act, as they appear to disclaim liability.

2.   Paragraph (f) of Exhibit 99.2 states that "Gartner is not an 'expert.'" Gartner may not "deny" that it is an expert; however, we will not object to a statement that Gartner does not "admit" that it is an expert. Please revise. In addition, it does not appear that Exhibit A to Exhibit 99.2, which is referenced therein, was filed with the exhibit. Please file it with your next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 38

Valuation of Common Stock, page 41

3.   When you have estimated your initial public offering price, MD&A should discuss each significant factor contributing to the difference between the estimated initial public offering price and the fair value determined, either contemporaneously or as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Comparison of the Years Ended December 31, 2007 and 2008, page 46

Operating Expenses, page 46

4.   Given the significant increases in sales and marketing, and general and administrative expenses between 2007 and 2008, tell us what consideration was given to identifying and disclosing whether you reasonably expect this trend to continue to have a material impact in the future. See Item 303(a)(3) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page F-3

5.   You are reminded to revise your pro forma presentation to give effect to the distribution payments to stockholders and that if significantly different amounts may be paid, additional pro forma presentations should be included to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X and SAB Topic 1B3.

6.   Further, tell us what consideration was given to the pro forma presentation of the intended use of a portion of your net proceeds to repay a significant portion or all of your outstanding long-term indebtedness. See Rules 11-01(a)(8) and 11-02(b)(8) of Regulation S-X.

Consolidated Statements of Income, page F-4

7.   Revise to present unaudited pro forma statements of income, including earnings per share data, reflective of the conversion of your preferred stock. See Rule 11-02(b)(7) of Regulation S-X. Further, tell us what consideration was given to

Kevin B. Thompson
SolarWinds, Inc.
March 25, 2009
Page 3

the pro forma presentation of the effects of the intended repayment of your outstanding long-term debt within the statements of operations.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Revenue, page F-13

8.   We note that you have expanded your disclosure to include discussion of your accounting for maintenance renewals for periods longer than 12 months. Tell us when you began offering maintenance renewals extending beyond 12 months and describe the impact of the extended term on your determination of VSOE for maintenance renewals.

Part II: Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page II-2

9.   You state that the issuances and sales of the securities described in paragraphs 40 and 41 were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act. Please revise to specify whether the former employees were accredited or sophisticated investors.

*   *   *   *   *

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.